NIKA PHARMACEUTICALS, INC.
2269 Merrimack Valley Avenue
Henderson, NV 89044

Mr Chris Edwards
Mr. Tyler Howes
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549

Re: Nika Pharmaceuticals, Inc.
Form S-4/A Registration Statement
File Number: 333-277686
Filed: March 6, 2024

Dear Mr. Edwards:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Nika Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Form S-4 Registration Statement (File No. 333-277686) together with all exhibits and amendments thereto (collectively, the Form S-4 Registration Statement. The original Form S-4 Registration Statement was filed on March 6, 2024, with an Amendment to the Form S-4 Registration Statement filed on April 5, 2024, and was neither was declared effective by the Commission under the Securities Act.

The Registrant has determined that the S-4 Registration Statement was filed erroneously, as the merger discussed was a private transaction. Withdrawal of the Form S-4 and its Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at dimitar.savov@ymail.com, with a copy to the Registrant’s counsel, SD Mitchell & Associates, PLC, at sharondmac2013@gmail.com.

Should you have any questions, or need further information with respect to this matter, please contact me at the above email address or Sharon Mitchell at (248) 515-6035.

With best regards,

Dimitar Slavchev Savov,
Chief Executive Officer

cc: Sharon D Mitchell
      SD Mitchell & Associates, PLC